EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Rio Tinto plc’s Registration Statement No. 333-7328 on Form S-8 of our report dated June 27, 2008, relating to the statements of net assets available for benefits of U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental schedules as of and for the year ended December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of U.S. Borax Inc. 401(k) Plan for Hourly Employees.

/s/ Tanner LC

Salt Lake City, Utah

June 27, 2008